UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2011
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the Transition Period from                       to                      .

Commission file number: 001-05519

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CDI Corporation 401(k) Savings Plan

B. Name of the Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CDI Corp. 1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768 (Address of principal executive offices)

CDI CORPORATION 401(K) SAVINGS PLAN
Form 11-K

For the Annual Period Ended December 31, 2011

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits,
December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Plan Benefits,
Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4i-Schedule of Assets
(Held at End of Year), December 31, 2011	10

Signature	12

Index to Exhibits	13

Report of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:
We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held At End of Year), as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 27, 2012

FINANCIAL STATEMENTS

CDI Corporation 401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits

	December 31,
	2011	2010

Investments at fair value:
Cash and cash equivalents	$203	$14
Investments	162,897,008	169,847,897
Fully benefit-responsive investment contract	31,008,613	29,702,782
Total investments at fair value	193,905,824	199,550,693

Employer contributions receivable	255,555	193,900
Employee contributions receivable	733,626	510,431
Notes receivable from participants	4,425,944	3,296,264
Funds receivable due to plan merger	15,420,242	—
Net assets reflecting investments at fair value	214,741,191	203,551,288
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(1,019,626)	(1,608,137)
Net assets available for plan benefits	$213,721,565	$201,943,151

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2011	2010

Additions:
Interest and dividend income	$6,054,623	$3,464,930
Employee contributions	22,526,673	30,393,076
Employer contributions (net of forfeitures of $0 - 2011 and $23,102 - 2010)	885,436	401,933
Net (depreciation) appreciation in fair value of investments	(9,924,258)	18,136,630
Additions before transfer in of assets	19,542,474	52,396,569
Transfer in of assets related to plan merger	15,420,242	—
Total additions	34,962,716	52,396,569
Deductions:
Withdrawals and distributions	(23,184,302)	(26,944,667)
Total deductions	(23,184,302)	(26,944,667)
Net increase in net assets available for plan benefits	11,778,414	25,451,902
Net assets available for plan benefits:
Beginning of year	201,943,151	176,491,249
End of year	$213,721,565	$201,943,151

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

(1) Description of Plan

The CDI Corporation 401(k) Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of CDI Corporation (the “Company”) and those of its subsidiaries that have adopted the plan. The Plan was adopted in 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is administered by a committee consisting of members appointed by the board of directors of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

(a) Eligibility

The Plan benefits eligible employees of the Company and those of its subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire.

(b) Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company and each of its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee's elective contributions. The employer matching contributions are subject to limitations established by the IRC and the provisions of the Plan. Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans sponsored by the participants' previous employer.

(c) Investment Income

Interest and dividends earned by each of the investment vehicles are reinvested in the same investment vehicle. Such amounts are credited to the participants' accounts based on the terms of the Plan.

(d) Vesting

All participants are fully vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are fully vested at all times in their employer matching contributions account, with some exceptions as noted below. The exceptions pertain to the CDI-Infrastructure, LLC and CDI-Aerospace, LLC, subsidiaries of the Company where vesting of matching contributions takes place on a six-year graduated basis for matching contributions made before January 1, 2012. The vesting of matching contributions made on or after January 1, 2012 for all participants will take place on a three-year graduated schedule based on years of service. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2011 and 2010, the Plan had forfeitures of $90,222 and $23,102, respectively, available to reduce future employer contributions.

(e) Withdrawals and Distributions

A participant who is still an employee of the Company or any of its participating subsidiaries may make withdrawals from the Plan if the participant has reached the age of 59 ½. Prior to the age of 59 ½, participants can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable regulations under the IRC.

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in annual installments.

(f) Notes Receivable from Participants

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in common stock of CDI Corp., the Company's parent. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant's vested account balance or $50,000 reduced by the participant's highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent at the time of the loan. Interest rates on outstanding loans at December 31, 2011 range from 3.25% to 10.25%.

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Certain 2010 balances in the accompanying financial statements and footnotes were updated to correct immaterial errors. These corrections did not impact the net assets available for plan benefits or the net increase in net assets available for plan benefits for the year ended December 31, 2010. The corrections increased the fully benefit-responsive investment contract value and the adjustment from fair value to contract value for the fully benefit-responsive contract on the statement of net assets available for plan benefits by $3,129,208 and decreased employee contributions and withdrawals and distributions on the statement of changes in net assets available for plan benefits by $685,106.

(b) Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

(c) Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, Fair Value Disclosures, for a discussion of fair value measurements.

Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Administrative Expenses

Administrative expenses, such as auditing and legal fees, incurred in the operation of the Plan are paid by the Company and its participating subsidiaries and are not reflected in the accompanying statements of changes in net assets available for plan benefits.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f) Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits as of December 31, 2011 and 2010 present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

The following table outlines the credit rating, fair value and adjustment to contract value of the Plan's fully benefit-responsive investment contract at December 31, 2011 and 2010:

	December 31, 2011
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value

Putnam Fiduciary Trust Company
Collective Investment Trust for
Employee Benefit Plans	AA3/AA-	$31,008,613	$(1,019,626)	$29,988,987

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

	December 31, 2010
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value

Putnam Fiduciary Trust Company
Collective Investment Trust for
Employee Benefit Plans	AA3/AA-	$29,702,782	$(1,608,137)	$28,094,645

(g) Payment of Benefits

Benefits are recorded when paid.

(h) Plan Merger

Effective December 31, 2011, the CDI Retirement Savings Plan merged with and into the Plan. Total aggregate net assets of $15,420,242  were transferred to the Plan's trustee, Putnam Fiduciary Trust Company, on January 3, 2012.

(3) New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRSs").” ASU 2011-04 amended Accounting Standards Codification ("ASC") 820, “Fair Value Measurements and Disclosures,” to converge the fair value measurement guidance in U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

(4) Fair Value Disclosures

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly, for substantially the full-term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual Funds - The value of the shares in a mutual fund is based on the quoted market price of the fund in the exchange in which the fund is traded on the last business day of the year. Mutual funds are classified within Level 1 in the fair value hierarchy tables below.

Common Collective Trust Funds:

•
The Putnam Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts. The fair values of participation units held in the stable value fund are based on Net Asset Value (“NAV”) after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan's interest in the stable value fund are based on quoted market prices in active markets and securities and

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy tables below. The fair value of Putnam Stable Value Fund was $31,008,613 at December 31, 2011. The contract value of the fund was $29,988,987 at December 31, 2011. The average yield and crediting rates were approximately 3.11% and 3.23% for the year ended December 31, 2011. The average yield and crediting rates were approximately 2.01% and 4.15% for the year ended December 31, 2010.

•
The Putnam S&P 500 Index Fund is a common collective trust fund that provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for the investments within the index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy tables below. The fair value of the Putnam S&P 500 index fund was $10,022,885 as of December 31, 2011.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust.

CDI Corp. common stock - Valued based on the quoted market price of the common stock of CDI Corp. on the last business day of the year and is classified within Level 1 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables outline, by major category, the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

		Fair Value Measurements At December 31, 2011 Using
Description	Fair Value Measurements at December 31, 2011	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Asset Allocation	$46,439,354	$46,439,354	$—	$—
Large Cap	43,855,277	43,855,277	—	—
International	21,871,908	21,871,908	—	—
Bond	12,798,286	12,798,286	—	—
Balanced	10,702,667	10,702,667	—	—
Mid Cap	7,712,996	7,712,996	—	—
Small Cap	5,613,462	5,613,462	—	—
Total mutual funds	148,993,950	148,993,950	—	—
Common Collective Trust Funds:
Putnam Stable Value Fund (a)	31,008,613	—	31,008,613	—
Putnam S&P 500 Index Fund	10,022,885	—	10,022,885	—
Total common collective trust funds	41,031,498	—	41,031,498	—
CDI Corp. common stock	3,880,173	3,880,173	—	—
Total investments at fair value	$193,905,621	$152,874,123	$41,031,498	$—

(a) Contract value is $29,988,987 - See Note 2, Summary of Significant Accounting Policies.

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

		Fair Value Measurements At December 31, 2010 Using
Description	Fair Value Measurements at December 31, 2010	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds :
Asset Allocation	$43,140,241	$43,140,241	$—	$—
Large Cap	48,946,985	48,946,985	—	—
International	26,217,365	26,217,365	—	—
Bond	9,204,337	9,204,337	—	—
Balanced	12,082,950	12,082,950	—	—
Mid Cap	8,691,845	8,691,845	—	—
Small Cap	5,482,000	5,482,000	—	—
Total mutual funds	153,765,723	153,765,723	—	—
Common Collective Trust Funds:
Putnam Stable Value Fund (a)	29,702,782	—	29,702,782	—
Putnam S&P 500 Index Fund	10,809,086	—	10,809,086	—
Total common collective trust funds	40,511,868	—	40,511,868	—
CDI Corp. common stock	5,273,088	5,273,088	—	—
Total investments at fair value	$199,550,679	$159,038,811	$40,511,868	$—

(a) Contract value is $28,094,645 - See Note 2, Summary of Significant Accounting Policies.

(5) Investments

The individual investments that represent five percent or more of the Plan's net assets available for plan benefits as of December 31, 2011 and 2010 are as follows:

	December 31,
Investment	2011	2010

Putnam Stable Value Fund (a)	$29,988,987	$28,094,645
American Funds Growth Fund of America	21,679,833	24,977,551
Maxim Lifetime 2025 Portfolio	14,848,892	14,433,363
Maxim Lifetime 2035 Portfolio	12,513,847	11,284,636
Alger Cap Appreciation Fund	12,021,225	13,140,170
American Funds New Perspective Fund	11,224,804	13,926,387
Putnam Equity Income Fund	10,154,219	10,829,264
John Hancock Balanced Fund	(b)	11,281,920
Putnam S&P 500 Index Fund	10,022,885	10,809,086

(a)	Represents the contract value.
(b)	Represents less than 5% of net assets available for plan benefits as of this date.

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

During the years ended December 31, 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) decreased in value by $9,924,258 in 2011 and appreciated by $18,136,630 in 2010, as follows:

Class of Investment	2011	2010

Mutual Funds	$(8,830,031)	$13,570,486
CDI Corp. common stock	(1,323,257)	1,712,212
Common Collective Trust Funds	229,030	2,863,740
Group Variable Annuity	—	(9,808)
	$(9,924,258)	$18,136,630

(6) Federal Income Taxes

The Internal Revenue Service ("IRS") has issued a letter of determination dated December 2, 2011, that the Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions.

(7) Plan Termination

Although there is currently no intent to do so, the Company and each of its participating subsidiaries have the right under the Plan provisions to terminate their participation in the Plan, subject to the provisions of ERISA. Upon termination or partial termination of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(8) Related Party Transactions

Plan investments amounting to $57,610,076 and $57,550,352 at December 31, 2011 and 2010, respectively, are held in funds sponsored by Putnam Fiduciary Trust Company, the trustee of the Plan. Plan investments amounting to $3,880,173 and $5,273,088 at December 31, 2011 and 2010, respectively, are held in a stock fund consisting solely of common stock of the Company's parent, CDI Corp.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near to midterm and such changes could materially affect participants' account balances and the amounts reported on the statements of net assets available for plan benefits accompanying these notes.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2011 and 2010 to the Form 5500:

	December 31,
	2011	2010

Net assets available for plan benefits per the financial statements	$213,721,565	$201,943,151
Employee contributions receivable	(733,626)	(510,431)
Employer contributions receivable	(255,555)	(193,900)
Deemed distributed loans	(399,154)	—
Funds receivable due to plan merger	(15,420,242)	—
Net assets available for plan benefits per the Form 5500	$196,912,988	$201,238,820

CDI Corporation 401(k) Savings Plan
Notes to Financial Statements

The following is a reconciliation of the contributions per the financial statements for the year ended December 31, 2011 to the Form 5500:

December 31,
2011

Contributions per the financial statements	$23,412,109
Employer contributions receivable	(255,555)
Employer contributions rec. in prior year, realized in current year	193,900
Employee contributions receivable	(733,626)
Employee contributions rec. in prior year, realized in current year	510,431
Contributions per the Form 5500	$23,127,259

The following is a reconciliation of the net decrease in net assets available for plan benefits per the financial statements for the year ended December 31, 2011 to the Form 5500:

December 31,
2011

Net increase in net assets available for plan benefits per the financial statements	$11,778,414
Less change in employee contributions receivable	(223,195)
Less change in employer contributions receivable	(61,655)
Less change in deemed distributed loans	$(399,154)
Less change in funds receivable due to plan merger	$(15,420,242)
Net decrease in net assets available for plan benefits per the Form 5500	$(4,325,832)

SUPPLEMENTAL SCHEDULE

CDI Corporation 401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

	Identity of Issuer, borrower, lessor, or similar party	Shares held by the Plan	Cost	Current Value

	Cash and Cash Equivalents		**	$203
	Alger Cap Appreciation Fund	609,287	**	12,021,225
	Alger Small / MidCap Growth Institutional Portfolio	504,896	**	7,628,981
	American Century Midcap Value	7,187	**	84,015
	American Funds Growth Fund of America	760,162	**	21,679,833
	American Funds New Perspective Fund	433,390	**	11,224,804
	American Funds Europacific Growth Fund	143,554	**	4,959,795
	Blackrock Global Allocation	61,427	**	1,120,422
	Blackrock Inflation Protected BD	396,709	**	4,633,563
	ING Global REIT Fund	100,646	**	1,509,684
	Invesco Small Cap Equity Institutional Portfolio	441,310	**	5,613,462
	John Hancock Balanced Fund	653,186	**	9,582,245
	JP Morgan Core Bond Fund Select	60,925	**	720,738
	Maxim Lifetime 2015 Portfolio	821,309	**	9,773,576
	Maxim Lifetime 2025 Portfolio	1,207,227	**	14,848,892
	Maxim Lifetime 2035 Portfolio	982,249	**	12,513,847
	Maxim Lifetime 2045 Portfolio	496,839	**	6,399,285
	Maxim Lifetime 2055 Portfolio	229,909	**	2,903,754
	Oppenheimer Developing Market Fund	67,285	**	1,972,802
*	Putnam Equity Income Fund	676,497	**	10,154,219
*	Putnam Income Fund	1,099,555	**	7,443,985
*	Putnam S&P 500 Index Fund	274,600	**	10,022,885
*	Putnam Stable Value Fund	29,820,234	**	29,988,987
	Templeton Global Bond Fund	177,665	**	2,204,823
*	CDI Corp. Stock Fund	280,968	**	3,880,173
*	Notes receivable from participants (a)		—	4,026,790
				$196,912,988

*	Party-in-interest as defined by ERISA.
**	Not required to be reported as investment is participant-directed.
(a)	Loans bear interest at the Prime rate plus 2.0% at the time of the loan and interest rates range from 3.25% to 10.25%, maturing through 2021.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CDI CORPORATION 401(K) SAVINGS PLAN
Date:    June 27, 2012
By:    /s/ Brian D. Short
Brian D. Short
Member, CDI Corporation 401(k) Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm